UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

Public-Held Company with Authorized Capital

NOTICE TO SHAREHOLDERS

Interest on the Company´s Capital

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the Board of Executive Officers’ proposal, according to the meeting held on March 22th, 2013, ad referendum of the General Annual Meeting to be held on 2014, for the distribution of Interest on the Company´s Capital, in the gross amount of R$ 300,000,000,00 (three hundred million reais), which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 255,000,000,00 (two hundred fifty-five million  thousand reais), except for immune and/or exempt shareholders.

Shares	Interest on Company’s Equity (gross value) (amount/thousand)	Interest on Company’s Equity (after tax) (amount/thousand)	Interim Dividends (amount/thousand)
ON	R$ 0,720049979	R$ 0,612042482	R$ 0,720049979
PN	R$ 0,792054977	R$ 0,673246730	R$ 0,792054977
Unit(*)	R$ 79,205497685	R$ 67,324673032	R$ 79,205497685

(*) 1 (one) Unit corresponds of 1 (one) American Depositary Share (“ADS”)

The shareholders entitled for the Interest on the Company´s Capital will be the ones registered in the Company’s books at the end of march 27th, 2013, including. Therefore as of march 28th, 2013, including, the Company’s shares shall be traded “Ex-Dividends/ Interest on the Company´s Capital”.

The amount of the Interest on the Company´s Capital shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2013 and  will be paid from the day August  29 th, 2013, without any monetary restatement.

[Free English Translation]

For American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE holders, the payment shall be made through JPMorgan Chase Bank, N.A., ADRs depositary bank. Information regarding the US Record Date, payment date, or any further information may be obtained at www.adr.com.

São Paulo March 27th, 2013.

Carlos Alberto López Galán

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 27, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer